SECURITIES & EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Act of 1934
(Amendment No. 3)*

REVEN HOUSING REIT, INC.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

12116R106

(CUSIP Number)

Chad M. Carpenter

7911 Herschel Avenue, Suite 201

La Jolla, California 92037

Telephone: (858) 459-4000

(Name, address and telephone number of person
authorized to receive notices and communications)

October 16, 2014

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box ☐.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

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*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Chad M. Carpenter
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER	17,068,060(1)
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER	11,568,060(1)
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,068,060(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ** ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.9%(2)
14	TYPE OF REPORTING PERSON IN

________________

(1)	Includes warrants to purchase 3,260,880 shares of Common Stock.
(2)	Based on 143,596,760 shares of Common Stock outstanding as of October 28, 2014, assuming the exercise of the warrants to purchase 3,260,880 shares of Common Stock.

ITEM1. Security and Issuer

This Amendment No. 3 to Schedule 13D (this “Amendment”) amends certain Items of the Amendment No. 2 to Schedule 13D filed with the Securities and Exchange Commission on October 8, 2013 by furnishing the information set below.

This Amendment is filed by Mr. Chad M. Carpenter with respect to the common stock, par value $0.001 per share (“Common Stock”) of Reven Housing REIT, Inc., a Maryland corporation (the “Issuer”). The principal executive offices of the Issuer are located at 7911 Herschel Avenue, Suite 201, La Jolla, CA 92037.

ITEM 2. Identity and Background

(a) This 13D is filed by Chad M. Carpenter (the “Reporting Person”).

(b) The Reporting Person’s address is 7911 Herschel Avenue, Suite 201, La Jolla, California 92037.

(c) The Reporting Person’s principal occupation is Chairman, President and Chief Executive Officer of the Issuer. The Issuer’s principal business address is 7911 Herschel Avenue, Suite 201, La Jolla, California 92037.

(d) To the best of the Reporting Person’s knowledge, such person has not, within the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) To the best of the Reporting Person’s knowledge, such person has not, within the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Person is a citizen of the United States of America.

ITEM 3. Source and Amount of Funds and Other Consideration.

Pursuant to that certain Restricted Stock Agreement, dated as of October 16, 2014 (the “Restricted Stock Agreement”), the Issuer granted to the Reporting Person 5,500,000 shares of restricted Common Stock under the Issuer’s Amended and Restated 2012 Incentive Compensation Plan (the “Plan”), subject to the vesting criteria described in Item 6 below. No funds were expended by the Reporting Person for this compensatory equity grant.

The foregoing description of the Restricted Stock Agreement is only a summary and is qualified in its entirety by reference to the complete text of the Restricted Stock Agreement, which is filed as Exhibit 99.1 to this Amendment and incorporated by reference in this Item 3.

ITEM 4. Purpose of Transaction.

The securities of the Issuer were acquired by the Reporting Person as set forth in Item 3 of this Amendment, which is incorporated herein by reference.

The shares of restricted Common Stock to which this Amendment relates are held by the Reporting Person as an investment.

Other than as described in this Amendment, the Reporting Person is not aware of any plans or proposals which would result in the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer; any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Issuer's board of directors; any material change in the present capitalization or dividend policy of the Issuer; any other material change in the Issuer's business or corporate structure; any changes in Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to section 12(g)(4) of the Act; or any action similar to any of those enumerated above.

ITEM 5. Interest in Securities of the Issuer.

Reference is made to the disclosures set forth under Items 3 and 4 of this Amendment, which disclosure is incorporated herein by reference.

As of the date of this Amendment, the Reporting Person beneficially owns 13,807,180 shares of Common Stock and warrants to purchase 3,260,880 shares of Common Stock. Assuming the exercise of such warrants, the Reporting Person would own 17,068,060 shares of Common Stock or 11.9% of the Issuer’s shares of Common Stock based on 140,335,880 shares of Common Stock currently outstanding prior to the exercise of any warrants and 143,596,760 shares of Common Stock outstanding after the exercise of the Reporting Person’s warrants. The Reporting Person has sole power to vote or direct the vote of all of his shares of Common Stock, but does not have the power to dispose of or direct the disposition of, the 5,500,000 shares of restricted Common Stock that the Issuer issued to the Reporting Person pursuant to the Restricted Stock Agreement.

Transactions by the Reporting Person in Common Stock effected in the past 60 days are described in Item 3 above.

ITEM 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

The information in Items 3 and 4 is incorporated herein by reference into this Item 6.

Pursuant to the Restricted Stock Agreement, the Issuer granted to the Reporting Person 5,500,000 shares of restricted Common Stock under the Plan. The Restricted Stock Award provides that the 5,500,000 shares of restricted Common Stock vest as follows, subject to certain limitations:

(i) 1,375,000 shares shall vest on the date upon which the Issuer consummates an equity raise of at least $25,000,000 (or any lesser amount if the equity raise is a registered public offering);

(ii) 1,650,000 shares shall vest after the first vesting date set forth in item (i) above, on the earlier to occur of (a) the date the Issuer raises an additional $50,000,000 in an equity financing or a series of equity financings or (b) the date the Issuer consummates portfolio acquisition(s) of an aggregate amount of $100,000,000 commencing August 1, 2014;

(iii) 1,925,000 shares shall vest after the second vesting date set forth in item (ii) above, on the earlier to occur of (a) the date the Issuer raises an additional $150,000,000 in an equity financing or a series of equity financings or (b) the date the Issuer consummates additional portfolio acquisition(s) of an aggregate amount of $300,000,000; and

(iv) 550,000 shares shall vest on the date upon which the Issuer makes cash distributions to stockholders at a rate of at least $0.01 per share annualized over any four (4) consecutive fiscal quarters.

As of the date hereof, none of the 5,550,000 shares of restricted Common Stock have vested. All of the Reporting Person’s unvested shares of restricted Common Stock will fully vest upon a Change in Control (as defined in the Restricted Stock Agreement) during the Reporting Person’s Continuous Service (as defined in the Restricted Stock Award). In addition, the Board of Directors of the Issuer or the committee that administers the Plan (the “Committee”) are each authorized, in its sole discretion, based upon its review and evaluation of the performance of the Reporting Person and of the Issuer, to accelerate the vesting of any of the shares of restricted Common Stock. The number of shares of restricted Common Stock may be subject to adjustment by the Board of Directors of the Issuer or the Committee in the event of any increase or decrease in the number of issued and outstanding shares of the Issuer as a result of a declaration of a stock dividend or any recapitalization resulting in a stock split-up, combination or exchange of such shares.

Prior to the vesting of the restricted Common Stock, the Reporting Person is restricted from directly or indirectly selling or otherwise disposing of such underlying shares. The Reporting Person has the right to vote the underlying shares and receive dividends payable with respect to such shares. In the event that the Reporting Person ceases to be an employee, director or consultant of the Issuer, any unvested shares of the restricted Common Stock shall be forfeited.

The foregoing description of the Restricted Stock Agreement is only a summary and is qualified in its entirety by reference to the complete text of the Restricted Stock Agreement, which is filed as Exhibit 99.1 to this Amendment and incorporated by reference in this Item 6.

ITEM 7. Material to be Filed as Exhibits

Exhibit Number	Description
99.1	Restricted Stock Agreement, by and between the Issuer and the Reporting Person, dated as of October 16, 2014.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 3, 2014	/s/	Chad M. Carpenter
Chad M. Carpenter

EXHIBIT INDEX

Exhibit Number	Description
99.1	Restricted Stock Agreement, by and between the Issuer and the Reporting Person, dated as of October 16, 2014.